Exhibit (a)(1)(M)

From: Stock Admin
Sent: XXXXXX
Subject: Stock Option Exchange Program - Exchange Offer Packet Materials

CONFIDENTIAL -

YOU ARE RECEIVING THIS E-MAIL BECAUSE WE HAVE EITHER BEEN UNABLE TO DELIVER YOUR PROGRAM MATERIALS BY PERSONAL DELIVERY AT YOUR PLACE OF WORK OR MAIL TO YOUR RESIDENCE, OR YOU HAVE REQUESTED TO RECEIVE AN ADDITIONAL COPY OF YOUR MATERIALS VIA E-MAIL.

Please read the attached documents in the following order:

1)	Cover Letter
2)	Offer to Exchange
3)	Election Form
4)	Withdrawal Form

As explained in the program materials, eligible employees may participate online through the stock option exchange program website, which opened on July 17 and is available at https://memc.equitybenefits.com.  The personalized PIN and password included in the exchange offer packet being delivered to each employee is required to participate online. Your personalized PIN and password are set forth in the Cover Letter attached to this email.

Regards,

The MEMC Stock Plan Administrator